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                            March 14, 2023

       Suqin Li
       Chief Executive Officer
       Majestic Ideal Holdings Ltd
       22/F, China United Plaza
       1002-1008, Tai Nan West Street
       Cheung Sha Wan, Kowloon, Hong Kong

                                                        Re: Majestic Ideal
Holdings Ltd
                                                            Amendment No. 9 to
Draft Registration Statement on Form F-1
                                                            Submitted March 2,
2023
                                                            CIK No. 0001897532

       Dear Suqin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 9 to Draft Registration Statement on Form F-1

       Capitalization, page 47

   1. Please revise the table to include your indebtedness in accordance with Item 4(a) of Form
                                                        F-1 and Item 3.B of
Form 20-F.
 Suqin Li
FirstName  LastNameSuqin
Majestic Ideal Holdings LtdLi
Comapany
March      NameMajestic Ideal Holdings Ltd
       14, 2023
March2 14, 2023 Page 2
Page
FirstName LastName
       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Lawrence S. Venick, Esq.